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INVEST IN **WEFUNDER**

Angel investing for everyone

PITCH VIDEO INVESTOR PANEL



LEAD INVESTOR



Immad Akhund CEO and Founder of Mercury

Wefunder is already nearing $12m in annual revenue run rate with continued 4x+ year on year growth. With the new changes in crowdfunding regulation that will make it possible to raise $5m (5x) and also make raises smoother, we can expect even stronger growth in the next 12 months. Unlike other platforms, Nick (the founder) and his team have prioritized building an efficient operation that is already profitable. Such strong margins put them in a strong position to compete with other players in this space.

Invested $1,000 this round & $50,000 previously

Learn about Lead Investors

wefunder.com San Francisco CA

Technology | Marketplace | PBC and B Corps | Fintech

OVERVIEW DETAILS UPDATES 18 WHAT PEOPLE SAY 952 ASK A QUESTION 8 NEW

Highlights

1. $200+ million annual run rate in funding volume (GMV)
2. February '21 results: $982,911 revenue, 98% gross margin, $662,543 expenses, $302,723 net income
3. 5X+ year-over-year growth in investment volume, Q4 '20 over Q4 '19
4. Market leader. 40%+ market share in Regulation Crowdfunding in Q4
5. Over $5 billion of follow-on financing into startups first funded on Wefunder
6. New regulatory reforms by SEC go live on 3/15/2021. We expect reforms will help us grow faster.
7. Created industry by helping Congress pass JOBS Act in 2012

Our Team



Nick Tommarello Founder & CEO

Designer, engineer, MBA, holder of Series 65, alumni of Y Combinator and Techstars. Also enjoys rock climbing, bungy jumping, and climbing mountains.

> I started Wefunder because I wanted to invest in my friends - to help them dream bigger, be the best versions of themselves, and reach their ambition. Across America, so much raw talent is being wasted. The purpose of my life is to fix that, to help tens of thousands more founders "take their shot".



Greg Belote Founder & CTO

Master's from MIT. Alumni of Y Combinator and Techstars. Codes in VIM with 8 windows open. Built embedded robot operating system as a hobby.



Jonny Price VP of Fundraising

Former head of Kiva US and member of the community advisory council of the Federal Reserve. Master's from Cambridge.



Suzanna Rush VP of Operations

Formerly led operations at Kiva U.S. Rock climber and political biography enthusiast.



Jiwon Moon CEO of XX

Grew up at Wefunder as 4th hire on founding team. Started my 20s interviewing founders making boba. Now invest in women, immigrants, scientists and builders with XX. It's hard to have hobbies at Wefunder but I vlog now.



Benjamin Nguyen Software Engineer

Self-taught wannabe programmer turned Wefunder programmer. I dropped out of medical school for this. Medical school dropout #1.



Jake Suggs Account Manager

Taught youths through TFA and filed more Form C's than all of our competitors combined. Former 3x bodyweight deadlift, current struggling rock climber. My dog is my son.



Justin Renfro Fundraising Team

Launched the Kiva US program giving entrepreneurs their first injection of capital, started boat charter business, and ended up at Wefunder. I enjoy helping entrepreneurs. I also enjoy basketball, national parks, hot tubs, and dogs (and hot dogs).



Arie Milner Software Engineer

I code stuff at Wefunder...



Gadi Borovich Head of Venture Partners

I heard about Wefunder during my freshman year and knew I wanted to work here; I reached out to Nick, but he ignored me, so I hunted Nick's house down and knocked on his door. Fast tracking, college dropout #1.



Emilio Mendoza Software Engineer

Hacked my school's access control system to sell students better credential tags they could stick to their phones. My school wasn't too happy with this. Also, totally unrelated: college dropout #2



Olivia Li Software Engineer

Hacked into UC Berkeley's access control system and pretended to be a Berkeley student for 3 months. They have no idea I have done this. Also, totally unrelated: college dropout #3



Kati Conley Fundraising Team

Wisconsin girl in a California world. Connecting people and sharing insights to ensure success for founders on and off the platform



Adolf Akuffo-Afful Fundraising Team

Just your typical British born, West African raised American. Ecosystem builder by day, farmer by night. Ice fishing, beer brewing, camping and panda watching.



Marisa Trapani Storyteller

Formerly, a child. Currently, a writer, dancer, and Slack emoji enthusiast. Unrelated, degree in Neuroscience from Harvard.



Elena Weissmann Account Manager

Former journalist & pricing consultant (knows a lot about faucet pricing). Loves podcasts, running, and as of late, Vitamin C gummies.



Mark Rodli Fundraising Team

Former CPG brand builder. I enjoy helping startups raise money and am driven by Wefunder's mission to democratize capitalism. I also once ate a burrito as my 'talent' in a male beauty pageant. I did not win.



Josh Dague VP of Engineering

Slinging code since age eight. Startup veteran. Builds things from solder to software. Snowboard, motorcycle, and chocolate aficionado. Fun fact: at a startup many years ago, I accidentally ended up leading a motorcycle gang.



Benjamin Garcia Fundraising Team

Perfect score on NYS Regents Exam in 9th Grade. Currently at 1 exit per 20 years alive. Related, college dropout #4.



Katie Powers Account Manager

Studied in 3 countries & at the United Nations. Kiva alum. Started a plant-based meat company. Soccer player, hiker, and craft beer nerd.



Todd Folk Founder in Residence

Founder/CEO of AppApp 10+ years in the hospitality industry. Serial Entrepreneur, Tobacconist, & Rum aficionado.



Mariel Rosic Fundraising Team

Invested in student founders @DormRoomFund, tinkered with fish robots @Harvard and brain-computer interfaces @Brown, still thinks the world looks cooler upside-down"



Alex Martens Software Engineer

Master's from Ualberta. Built a tool for construction progress tracking based on drone data. His code is deployed on various AI and Computer Vision systems



Adrian Parlow General Counsel

J.D. from UPenn, former startups lawyer at Fenwick & West. Powder skier, slackliner, and international backpacker



Eric Lin Community Team

Minerva Alumni, delivered Ramen, built bicycles, and likes to eat



William Sulinski Head of Growth

Founder of Federacy (Y Combinator, pentesting platform) and Pistol Lake (Techstars, minimalist activewear). Love building software and companies with a positive impact, camping, motorcycles, and surfing poorly



Dorianne Ma Operations Manager

Northwestern grad passionate about too many topics working to help others succeed in their passions. My bios always comes out boring because i'm a boring graduate who got into tech.



Stefan Vukanic Software Engineer

Studied telecommunications, loves electronics and mechanics, enjoys functional programming. Passionate about crafting software that helps others. Teaching associate at Petnica Science Center.



Nemanja Stojanovic Software Engineer

Loves programming languages in theory, occasionally enjoys them in practice. Also loves kayaking, paragliding, and anything outdoors that involves moving faster than walking speed, as long as it's not running.



Lydia Smith Growth

Working 9 to 5 like Dolly to help founders get the funding they need. Or sometimes 5 to 9 if I feel like it. Oklahoman turned Bostonian who loves social entrepreneurship and roadtrips.



Jeff Dion Growth



Founder, Hustler, Wine Drinker.



Michael Wise Growth



Adam Lee



Ryan Pierce

Creating a new, riskier stock market: angel investing for the public



WEFUNDER
WE'RE BUILDING A NEW STOCK MARKET FOR STARTUPS
We've raised hundreds of millions for thousands of founders. Like "pre-IPOs" for private companies.
On March 15th 2021, new laws roll out that will help us grow even faster.



On Wefunder, everyone can invest as little as $100 in startups they love
$200M+
investment (GMV) annual run rate
$8M+
revenue run rate
5X
year-over-year growth, Q4 over Q4
$5B
follow-on investment in portfolio
41%
market share in Reg CF, Q4. #1 market leader.
THE WHY NOW
New regulatory reforms rolling out March 15 2021



It used to be illegal for unaccredited investors to invest in private companies.
Lots of demand to invest in private companies...
BAD LAWS
Sad founders with raw talent who can't get money ...
... and sad investors who only get to invest in Airbnb 10 years after the rich make 1000x returns



We felt that was wrong.
So we lobbied Congress. It worked! Almost.


APRIL 2012
LOBBYING CONGRESS TO PASS JOBS ACT
We petition Congress to change the law. We were invited to the Rose Garden to watch Obama sign the JOBS Act into law.
SLIGHTLY LESS BAD LAWS
MAY 2016
A BROKEN LAW ROLLS OUT
It took 4 years for the SEC to roll out the JOBS Act. But it was a flawed law.

On March 15th, 2021, new regulations go live.
We've lobbied Congress and the SEC for close to a decade for them.


MAR 2021: NEW LAWS

ON MARCH 2021, NEW REGULATIONS GO LIVE

Companies can raise $5M/yr (Reg CF) or $75M/yr (Reg A+) from unaccredited investors

We expect higher raises will increase our revenues and attract better companies to use us.

Companies can start a campaign in < 15 minutes

Before, founders had to first do a few weeks of compliance work. Most dropped off.

SPVs: One Entity on Cap Table

Unaccredited investors can now invest in a SPV. We expect any more startups will be willing to use us with an SPV.

Anyone can take a test to become accredited

It no longer is a requirement to be wealthy to be an accredited investor.

WE CAN NOW DELIVER ON OUR 2012 VISION

- We're building a stock market where founders can raise money from their fans, while staying private. (OnlyFans meets Robinhood, if you will.)
- We aim to make it standard for startups to raise up to $75M/YR in a "pre-IPO" on Wefunder, allocated to their supporters.
- Secondary trades happen once every 9-18 months in a "long term stock market" that lines up with traditional VC raises.


WEFUNDER
We created this industry in 2012.
Then lobbied 9 years for regulatory reform.
INVESTMENTS ON WEFUNDER
$514,800
$1.42M
$4.89M
$8.33M
$15.49M
$22.92M
$21.68M
$41.45M
$87M
2012
2013
2014
2015
2016
2017
2018
2019
2020

WE LOBBY CONGRESS
We petitioned Congress & shaped law. Invited to watch Obama sign the JOBS Act.

LAUNCH TO ACCREDITED INVESTORS
It took 4 years for the SEC to write the rules for the JOBS Act. While waiting, we built a platform for accredited investors to invest in mostly YC startups.

LAW GOES LIVE FOR EVERYDAY INVESTORS
Mid-2016, it became legal for anyone to invest. But the rules were bad for startup founders. It was also a brutal slog in '16-'18 to build the payment and compliance infrastructure.

REGULATORY REFORM
On November 2020, the SEC announces fixes to the laws - to be rolled out March 15th 2021

WEFUNDER

Our growth has accelerated in advance of



the reforms that go live on March 15th 2021
$1.8M
$5.1M
$8.1M
$6.7M
$11.6M
$8.6M
$11.6M
$9.3M
$10.8M
$14.6M
$23.5M
$38.5M
Q1 2018
Q2 2018
Q3 2018
Q4 2018
Q1 2019
Q2 2019
Q3 2019
Q4 2019
Q1 2020
Q2 2020
Q3 2020
Q4 2020
INVESTMENTS ON WEFUNDER



WEFUNDER
WE LEAD THE MARKET
WE'RE KILLING OFF COMPETITORS
LIFETIME REGULATION CROWDFUNDING
2016-2020
60+ OTHERS
INDIEGOGO + MICROVENTURES JOINT VENTURE
12%
5%
9%
SEEDINVEST
14%
REPUBLIC
33%
WeFunder
27%
STARTENGINE
REGULATION CROWDFUNDING
Q4 2020
10 OTHERS
MICROVENTURES
1%
SEEDINVEST
14%
3%
13%
REPUBLIC
41%
WeFunder
27%
STARTENGINE



WEFUNDER
We've recruited about a million new angel investors
"Being a shareholder of Modern Times has changed my entire relationship with my favorite brewery. Buying Modern Times beer at the grocery store brings me so much joy."
"My dog Scooby just passed away due to Lymphoma, so I wanted to do something even if it was only a tiny little bit to help develop treatment to cure Lymphoma in dogs."
"I have known Stephanie for 15 years. She is one of the kindest, hardest working, and most passionate individuals I have ever met. She is such a driven person. I have no doubt that any venture she embarks upon will be wildly successful."



WEFUNDER
We've funded thousands of founders
"I received a predatory term sheet and instead of taking the bad deal I turned to Wefunder where we ended up raising 3x more than that investor was offering, and on our own terms. I'm grateful for the freedom that Wefunder gave me to fund my business from my customers and supporters."
Caribu raised ~$1.7M on Wefunder
"Raising on Wefunder saved our company from folding... we wouldn't have lived long enough to see grants come in, hire, build an MVP, or close a round big enough to get a chance to treat dogs with a novel therapeutic."
Leah Labs (YC W19) raised ~$1M on Wefunder
"You have this network of people who are literally invested in your company.... And if tell them about any new product, they will tell everyone they know.
It's incredible. It's invaluable exposure."
Seven Stills raised ~$1M on Wefunder



WEFUNDER
Over $5 billion has been invested in startups after they were first funded on Wefunder
Modern Times BEER
Award-winning brewery with $30M in revenues
Beta Bionics
Artificial pancreas with $100M+ follow-on funding
MEOW WOLF
Interactive art installations with $100M+ follow-on
LEGION M
Movie studio with over 25,000 investors on Wefuner
FOR MORE
WEFUNDER.COM/RESULTS

WEFUNDER

2021 Goals

- At least **$350 million** in investments in 2021 (GMV)
- **European launch** the first day it's legal: 11/10/21
- **2.5X headcount** to 75, 40% engineers & designers
- **Redesign** of Wefunder.com (it was kludged together by CEO in 2015)
- Build a predictable **referral engine & sales process**
- Invest in founder and lead investor **communities** to increase deal flow

WEFUNDER

Our goal is to at least 3x again by Dec '21

New SEC regulatory reforms go live March 2021*



ACTUAL INVESTMENTS
OUR GOAL
$3,231,212
$16,163,369
$50M
DEC 2019
DEC 2020
DEC 2021

$50M × 12 = **$600M**

ANNUAL FUNDING RUN RATE (GMV) IN DEC 2021

x

8.5% AVG FEE (TAKE RATE)

=

$50M+

ANNUAL REVENUE RUN RATE

To 3X, we must launch 100 startups per month

On March 15th 2021, the maximum fundraise per year increases to $5M from $1M.
We project our average raise to almost immediately double.

2020		2021 GOAL		
$225,000 AVERAGE RAISE 2016-2020	**44** COMPANIES LAUNCHED IN DEC 2020	**$500,000** AVERAGE RAISE Projection ($5M CAP)	x	**100** COMPANIES Need to launch per month to hit 3x goal

= $50M

248 companies are already preparing to launch on March 15th

EU Equity Crowdfunding Laws Go Live on 11/10/2021

(They are expeted to be as good as the newly reformed U.S. laws)



U.S. and E.U. Market Size by 2024

In 2012, the UK rolled out the best equity crowdfunding laws.
In 2021, the US and EU introduced equivalent laws.

The U.K. equity crowdfunding market was $350M.
The US and EU are about 7X bigger.



$350M
$2.5B
$2.5B

$5 billion / yr

US + EU projected by 2024

× 50% Market Share

× 8.3% Take Rate

= **$200M+**

ANNUAL REVENUE PROJECTION


Where do we go after 2024?
Early Stage Primary Offerings
CURRENT FOCUS
Reg A+ IPOs and Secondary Market
WE EXPECT ENOUGH LIQUIDITY BY 2024
IPO
PRE-SEED
Raises $50K from our XX accelerator
SEED & A
Raises $1M - $5M using Reg CF
Raises $75M using Reg A+ each year
Company allows secondary trades once per 3-18 months
NASDAQ
Startups can use Reg D and Reg A+ to stay 'private' while allowing limited public sales & liquidity to employees & investors.
Our stock market will be designed to encourage long-term thinking.


WEFUNDER
THE WEFUNDER TEAM
Nick Tommarello (CEO) and Greg Belote (CTO) are the founders. We've been at this since 2012.
Here's our entire team in March, two days before the SF lockdown.
We've since hired a dozen new team members.
Our best credential is that we've built this company together. Here are a few others for those who care about such things:
Y
kiva


WEFUNDER
JOIN THE MOVEMENT
TO FIX CAPITALISM
We're fixing capitalism by spreading the Silicon Valley fairy dust - the good parts - to the world.
We'll help tens of thousands more founders take their shot, while creating millions of new angels that invest in the next generation. Visit wefunder.com/charter
One of the most powerful forces in the world is when someone believes in you... and backs it up by investing even $100 of their own money. We scale that magic.
We spent a decade working towards this moment. We had the grit and tenacity to survive the hard times until regulatory reform. Now we'll execute at scale.

Downloads

Wefunder Slide Deck.pdf